SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                       No       ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding voting results of the extraordinary general meeting held on July 6, 2012 by ENN Energy Holdings Limited to approve the offers and further update on pre-conditions/extension of long stop date, each relating to the pre-conditional voluntary general offer for China Gas Holdings Limited, which announcement is jointly made by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on July 6, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR
CHINA GAS HOLDINGS LIMITED

VOTING RESULTS OF THE EXTRAORDINARY GENERAL MEETING
HELD ON JULY 6, 2012 BY ENN ENERGY HOLDINGS LIMITED TO
APPROVE THE OFFERS

FURTHER UPDATE ON PRE-CONDITIONS/EXTENSION
OF LONG STOP DATE

ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) wish to announce that:

(a)	all the resolutions proposed to the EGM by ENN Energy were passed;

(b)
the Pre-Conditions have not been fully satisfied and the other Required Approvals remain pending, in particular, MOFCOM has notified the Offerors on June 29, 2012 that it has decided to extend the review period for the joint application by the Offerors in accordance with Article 26 of the PRC Anti Monopoly Law; and

(c)	accordingly, the Offerors have agreed to extend the Long Stop Date to August 6, 2012.

The Offerors refer to (i) the announcement jointly published by ENN Energy and Sinopec Corp. dated December 12, 2011 (the “Offer Announcement”) in respect of the Offers and (ii) the announcements jointly published by the Offerors dated March 7, 2012, March 19, 2012 and April 30, 2012, respectively.

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

VOTING RESULTS OF THE EGM

The board of directors of ENN Energy is pleased to announce that at the EGM held today, all the resolutions set out in the Notice of EGM (the “Notice of EGM”) dated May 31, 2012 were duly passed by the shareholders of ENN Energy (the “ENN Shareholders”) as ordinary resolutions by way of poll. ENN Shareholders may refer to the circular dated May 31, 2012 for details of the resolutions.

As at the date of the EGM, the total number of issued shares of ENN Energy was 1,066,594,397 shares, which was the total number of shares entitling the ENN Shareholders to attend and vote for or against the resolutions at the EGM. There were no shares entitling the holder to attend and abstain from voting in favour of any resolutions proposed to the ENN Shareholders at the EGM. No ENN Shareholder was required under the Listing Rules to abstain from voting at the EGM.

Computershare Hong Kong Investor Services Limited, ENN Energy’s branch share registrar in Hong Kong, acted as scrutineer for the poll at the EGM.

The poll results of all the resolutions proposed at the EGM are as follows:

Resolutions		Number of votes cast and percentage of total number of votes cast		Total number of votes cast
		For	Against
1.	That the entering into of the consortium agreement dated December 12, 2011 by and between ENN Energy and Sinopec Corp. be and are hereby approved, ratified and confirmed	754,841,016 (86.26%)	120,231,411 (13.74%)	875,072,427

2.	That the acquisition of all the outstanding shares in China Gas and the cancellation of the outstanding China Gas Options by way of a pre-conditional voluntary general offer for a total cash consideration payable by ENN Energy of up to HK$9,184,866,264 be and are hereby approved, ratified and confirmed	754,422,022 (86.21%)	120,650,405 (13.79%)	875,072,427

FURTHER UPDATE ON PRE-CONDITIONS

Since the announcement jointly published by the Offerors dated April 30, 2012, the Offerors have continued to work towards the satisfaction of all the Pre-Conditions. As of the date of this announcement, the Pre-Conditions have not been fully satisfied.

With respect to clearance under the PRC Anti Monopoly Law, MOFCOM has notified the Offerors on June 29, 2012 that it has decided to extend the review period for the joint application by the Offerors in accordance with Article 26 of the PRC Anti Monopoly Law (“Article 26”). According to Article 26, the review period may be extended for not more than 60 days. If MOFCOM does not issue a decision prior to the expiration of the aforesaid review period, the Offerors would, subject to obtaining other requisite approvals, be at liberty to implement the Transaction without being in violation of the PRC Anti Monopoly Law and under such circumstances, the Offerors would deem Pre-Condition (1) as set out in the Offer Announcement as having been satisfied. There is no material update on the other Required Approvals.

In addition to the pending Required Approvals (except the approval of the Transaction by ENN Energy Shareholders at the EGM), China Gas has not agreed to give access to the Offerors to conduct due diligence and accordingly, as of the date of this announcement, Pre- Condition (5) as set out in the Offer Announcement has not been satisfied. While the Offerors reserve their right to waive Pre-Condition (5), they have not made any decision as to whether to waive Pre-Condition (5) and will continue to seek cooperation from China Gas.

EXTENSION OF THE LONG STOP DATE

In light of the above, the Offerors have agreed to extend the Long Stop Date for a one- month period until August 6, 2012 to facilitate the further review by the Relevant Authorities in accordance with the terms of the Offer Announcement. The Offerors will further assess the progress of the Pre-Conditions nearer to the new Long Stop Date and announce any material development as and when appropriate. In accordance with the terms of the Offer Announcement, the Offerors may further extend the Long Stop Date by mutual agreement. The Offerors hereby reserve their right to further extend the Long Stop Date.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and if made, may or may not become unconditional. If the Pre-Conditions are not satisfied on or before the revised Long Stop Date and the Offerors have not further extended the Long Stop Date by then, the Offers will not be made by the Offerors and the Transaction will not be implemented (unless the Offerors further extend the Long Stop Date). The Offerors will issue a further announcement as soon as practicable if they agree to further extend the Long Stop Date. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, July 6, 2012

By order of the Board of Directors of ENN Energy Holdings Limited Cheng Chak Ngok Executive Director and Company Secretary	By order of the Board of Directors of China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#   Executive Director

*   Non-executive Director

+   Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 7, 2012